Mail Stop 3561

September 27, 2006

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
432 Scarborough Road
Briarcliff Manor, New York 10510

Re: **Symmetry Holdings Inc.**
Amendment 1 to Registration Statement on Form S-1
File No. 333-135353
Filed August 7, 2006

Dear Mr. De Gasperis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You refer to Symmetry Holdings as the "Company". The term "Company" is a vague, abstract term. Use your actual company name, a shortened version of it, or the pronoun "we" or "us" throughout your document to refer to your company.

2. Add a section in the prospectus to address the steps needed to be taken by

stockholders to convert their shares.

Prospectus Summary, page 1

3. We note your statement that "we believe that many of these businesses present growth and exploitation opportunities for increased cash flow generation and that those that present such opportunities: have established products and processes with manufacturing assets that are underutilized or have additional extractable capacity; lack sufficient capital or project management expertise to successfully undertake major infrastructure projects; or have business development opportunities with an advantaged product or process but are capital constrained and/or management constrained and/or unable to effectively exploit existing markets and/or new markets." We still do not understand the basis for your assertions given that the company has not identified any target and does not know whether there is any underutilized manufacturing capacity, does not know if there are any capital limitations and does not know the existing markets. Revise to delete your assertions as appropriate.

General, page 4

4. The prospectus states that, "All offering proceeds placed in the trust account will be held for the benefit of the holders of shares of common stock included in the units offered by this prospectus." On page 10, however, the prospectus states that, "[A] portion of the interest earned on amounts held in the trust account, not to exceed an aggregate of $1,500,000, will be disbursed to us to cover a portion of our expenses." Please clarify the statement on page 4 accordingly.

5. Please identify Mr. Playford.

Private Placement

6. Please revise to identify the existing stockholders who will purchase the 1,666,667 warrants in the private placement. Also indicate the amount of warrants to be purchased by each stockholder.

7. We note that your existing stockholders intend to purchase 1,666,667 warrants from the company at a purchase price of $1,500,000 prior to the closing of the company offering. Confirm that the $1,500,000 consideration will be paid solely by the existing stockholders. Supplementally advise us if the existing stockholders will borrow funds to make the purchase of the warrants. We may have further comment.

8. Please briefly indicate how the purchase price of the existing stockholder warrants was determined.

The Offering, page 7

9. Please consider adding a section addressing the possible creditor's rights to the funds held in the trust account.

Offering proceeds to be deposited in trust account, page 9

10. Please revise to indicate the amount of gross proceeds not deposited in the trust account.

11. Please revise to indicate the amount of the loan from Mr. Playford. Also indicate the amount of expenses paid.

Public stockholders must approve initial business combination, page 11

12. We note your response to comment 27. We reissue comment 27 from our letter of July 28, 2006. We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward.

We note your response that you will structure a business and consummate a business combination in which up to 19.99% of the public stockholders will be able to convert, but that would appear to leave open the possibility that you will structure a transaction in which less than 19.99% would be able to convert. Please revise your registration statement to provide the disclosure referenced above or clarify the risks to investors from the company lowering the percentage of stockholders who can convert. Also address, in the appropriate section, whether the 20% limitation noted in the company's certificate of incorporation can be lowered or increased. We may continue to have further comment.

Conversion rights for public stockholders voting to reject a business combination, page 11

13. Please clarify your statement regarding "interest earned on amounts held in the trust account (… excluding <u>amounts disbursed to us to cover our expenses</u>)" (Emphasis added.)

Dissolution and liquidation if no business combination, page 12

14. On pages 12-13, the prospectus discusses dissolution and liquidation in the event that no business combination occurs. Please advise why the company would not seek a shareholder vote on approval of a board-recommended plan of dissolution any time a proxy is filed 90 days or less before the 18-month deadline date or, assuming an extension, 90 days or less before the 24-month deadline date. Discuss any additional risk to shareholders that would result from a delay in seeking shareholder approval, such as the additional time that may lapse before funds are returned to public stockholders.

15. Please clarify your statement that "we will pay these liabilities and obligations, except for the payment or the making of provision for payment of liabilities, obligations and claims for which we are unable to obtain valid and enforceable releases, waivers or similar agreements to claims against the amounts in the trust account, only form our remaining assets not held in the trust account."

16. Please simplify and clarify the statement on page 14 that, "After payment or provision for payment under the plan of distribution, . . . (i) all amounts held in the trust account and all of our remaining assets, (a) up to 100% of the gross proceeds of this offering and (b) in excess of the sum of 100% of the gross proceeds of this offering and $1,500,000, will be paid to the holders of shares of common stock included in the units offered by this prospectus on a pro rata basis, and (ii) all amounts held in the trust account and all of our remaining assets in excess of 100% of the gross proceeds of this offering, up to $1,500,000, will be paid to our existing stockholders, on a pro rata basis in accordance with their purchases of the private placement warrants." See also pages 46, 77, 95 (same).

Summary Financial Data, page 16

17. We note your response to prior comment 34, and your revised disclosure in Note 7 on page F-10. While we note that the underwriter may have made an investment of time and effort, such investment is smaller by more than a nominal amount than the initial investment that would otherwise be required to control the underlying instrument. Refer to paragraph 8 of FAS 133, as amended, and DIG

Issue A1. Irrespective of whether the UPO is considered a derivative under FAS 133, it must be evaluated under paragraphs 12-32 of EITF 00-19 to determine whether equity or liability classification is appropriate. Since the UPO is registered at inception, it would appear that you are required to deliver registered units to settle the UPO upon its exercise. Please tell us how you determined that you can deliver unregistered units upon the exercise of the UPO, and the basis for this exemption under the securities laws. Alternatively, revise your disclosure throughout the filing to reflect the fair value of the UPO as a liability, and revise your disclosure in Note 7 accordingly.

18. Please revise your disclosures in summary financial data, capitalization, dilution and elsewhere in the filing as needed to reflect the charge to stock-based compensation expense for the management purchase option ("MPO") that will be recorded at the consummation of the offering as disclosed on page F-9.

19. We note that section 7.3 of the MPO agreement states that you can deliver unregistered units to settle the MPO. As discussed above, since the MPO is registered at inception, it appears that you will be required to deliver registered units to settle the MPO upon its exercise. Since the MPO agreement does not specify the conditions under which cash settlement would be permitted or required, or specify how the contract would be settled in the event that you are unable to deliver registered units, it would appear that the issuance of the MPO should also be recorded as a liability under paragraph 17 of EITF 00-19. Please tell us how you determined that you can deliver unregistered units upon the exercise of the MPO, and the basis for this exemption under the securities laws. Alternatively, revise your disclosure throughout the filing to reflect the fair value of the MPO as a liability.

Risk Factors, page 18

General

20. We note your response to comment 38.   We continue to believe that the risk factor addressing that the company may be deemed an investment company is a generic risk. Please move this information to a section later in the prospectus.

21. We note you have deleted, in the amended registration statement, the original risk factors nineteen (initial business combination with a single target business) and thirty one (no current market for securities). Please revise to address these risks in the prospectus or advise us why you believe they are not material risks to the company.

22. We note your response to comment 40. Please revise to address the number and

value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

23. In the third risk factor, please update to the extent practicable the information concerning companies with similar business plans. See also page 79.

24. Please revise risk factor 5 to discuss if an involuntary bankruptcy case is filed against the company.

25. We have the following comments concerning the fifth risk factor on page 20:

- Discuss the estimated costs of dissolution and liquidation and the funding of payments associated with those costs, as well as the funding of potential payments to creditors. Please discuss how liabilities and obligations will be paid if such remaining assets are insufficient for this purpose. We note in this regard the statement on page 14 that the company will pay its liabilities and obligations, excluding those for which waivers are unavailable, "only from our remaining assets not held in the trust account." Add this disclosure to other parts of the prospectus, as appropriate.

- Discuss the effect that the company's withdrawal of up to $1,500,000 in interest from the trust account, for use as working capital, would have upon the amount that public shareholders would receive in the event of a dissolution and liquidation.

26. Please address in risk factor 8 whether the officers and directors will take any action to modify or waive the provisions in the articles of incorporation. Additionally, please indicate whether the company regards the disclosure in this prospectus as terms of the securities being offered under federal securities laws.

27. Revise to clarify the last sentence in the first paragraph in risk factor 9.

28. We note your use of an imbedded list in risk factor 9. Revise the prospectus to delete the use of imbedded lists. Rather than include these lists in paragraph form, break them out into bullet points, with one bullet point for each item listed.

29. Please revise your risk factor 9 to identify the categories of vendors you will likely use in connection with your business combination.

30. Clarify the impact on the officer's indemnification if the release, waiver or other agreement is signed but is not enforceable.

31. Clarify your statement, in risk factor 10, that "we will not be able to distribute

funds from holders of a majority of our outstanding common stock form our trust account…."

32. We note your statement in risk factor 11 that "we will seek stockholder approval to make liquidating distributions to our holders of common stock sold in this offering as soon as reasonably practicable following our dissolution in accordance with Section 281(b) of the Delaware statute." Advise us how your seeking stockholder approval to make liquidating distributions complies with Section 275 of the Delaware statute. We may have further comment.

33. Please revise risk factor 19 to address the gross proceeds of this offering not deposited in the trust account.

34. Please revise the subheading in risk factor 27 to indicate the possible financial impact if the warrant holders in the public offering are unable to exercise their warrants. Also address the probable impact on the price of the warrants in the open market if the warrants can not be exercised.

35. Please place the discussion in risk factor 27 on page 30 concerning redemption of the warrants in a separate risk factor that discusses the company's ability to redeem the warrants pursuant to Section 6 of the Warrant Agreement. The risk factor should specifically address the fact that the company could redeem the warrants while a registration statement is not effective, so that the warrants could not be exercised.

Use of Proceeds, page 38

36. Please revise footnote 2 to indicate the amount of expenses paid to date.

37. We note your response to comment 63 and that your disclosure indicates that "[t]hese are estimates only. Our actual expenditures for some or all of these items may differ substantially from those set forth herein." As previously noted, please revise this section to clearly discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

Management's Discussion and Analysis, page 49

38. We note your response to prior comment 64 in our letter dated July 28, 2006. Please revise your disclosure in MD&A to discuss the stock-based compensation expense that will be recorded for the management purchase option. We note your

disclosure on page F-9 that the fair value of $577,500 will be charged to operations when the management purchase option is issued.

Proposed Business, page 53

39. We note your response to comment 67. We note that the third paragraph in the introduction section indicates that "we will be able to improve the financial and operational performance of a target business and increase its ability to reliably supply and effectively compete in an expanding global economy." We do not understand the basis for your statements indicating that the company will improve the financial and operational performance of a target business. We also note your statements that "the application of our management operating experience to such a target business would increase its ability to reliably supply and effectively compete in a growing economy", "through our project management, project financing, other transactional and operating management experience, the target business would have a better ability to successfully compete these types of projects on time and within budget" and "the application of our management operating experience, including sales, marketing and intellectual property protection and management, to such a target business would increase its ability to reliably supply, penetrate new markets and accelerate growth." We still do believe that you have a basis for the noted assertions. Please delete the noted promotional statements as appropriate.   Please revise your prospectus to provide the basis for your other factual assertions and beliefs or delete your assertions as appropriate. We may have further comment.

Management's Operating Methodology, page 62

40. Revise to clarify that there is absolutely no assurance that the company will be able to achieve any of the noted benefits by applying its methodology to the target company.

Conversion rights, page 68

41. We note your statement that "it is anticipated that the funds to be distributed to stockholders who are entitled to convert their shares and who elect conversion will be distributed promptly after consummation of our initial business combination." Explain why you anticipate that the funds will be distributed promptly and why you have not disclosed that funds will be distributed promptly. We may have further comment.

Management, page 77

42. Please revise to indicate whether HAPC has acquired a business in the healthcare industry. We may have further comment.

Headquarters, page 81

43. Revise to briefly discuss the suitability and adequacy of the office space.

44. Please correct the typographical error indicating "such officers will nor receive any payment or compensation for use of their home offices, but will be reimbursed for any telecommunication charges they may incur."

Purchase Options, page 91

45. Please revise to provide a detailed description of the purchase options to be sold to existing stockholders.

Amended and Restated Certificate of Incorporation, page 91

46. Address in this section whether the officers and directors will take any action to modify or waive the provisions in the articles of incorporation. Additionally, please indicate whether the company regards the disclosure in this prospectus as terms of the securities being offered under federal securities laws.

Directed Unit Program, page 112

47. Please indicate the number of units in the directed unit program. Please describe the mechanics of how and when these units were or will be offered and sold. For example, state how the prospective recipients and number of reserved units were determined and how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures that these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or the company. Describe how the procedures differ from those for the public offering and provide copies of all written communications with prospective purchasers about the directed unit program. We may have further comment.

Financial Statements, page F-1

Note 2 – Proposed Public Offering, page F-8

48. We note the fourth paragraph of your disclosure. While the accounting treatment for the warrants issued in the private placement is discussed, it does not appear that disclosure regarding the private placement itself has been made. Please revise your disclosure accordingly.

Part II

Exhibits
General

49. Please revise the unit certificates, Exhibit 4, and the warrant certificates, Exhibit 4.3, to disclose clearly that the company is not obligated to deliver registered shares of common stock in the absence of a current effective registration statement; that the company is required only to use its best efforts to maintain an effective registration statement; that units (and any warrants issuable thereunder) and warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise would be unlawful; and that any and all units and warrants can expire unexercised or unredeemed.

Exhibit 3.1.1 - Form of Amendment No. 1 to the Amended and Restated Certificate of Incorporation of Symmetry Holdings Inc.

50. Item 601(b)(3) of Regulation S-K requires that each time an amendment to the articles of incorporation is filed, a complete copy of the articles as amended must be filed. Please re-file the amended certificate of incorporation in its entirety.

Exhibit 5.1 – Legality Opinion

51. Please revise your legality opinion to indicate the number of securities being opined upon.

52. Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware constitution and all reported judicial decisions interpreting those laws.

53. We note that you have assumed "that all documents mentioned herein have been or … will be duly authorized … and are or … will be valid, binding and

enforceable ….." You may not assume that the all documents have been duly authorized and will be valid, binding and enforceable. Revise to delete these assumptions from your opinion.

54. We also note your limitation and qualification that "we express no opinion with respect to the enforceability of any agreement or instrument or any provision thereof …. We have assumed that such agreements, instruments or provisions are enforceable." Revise to delete these assumptions from your opinion.

55. We note your statement that "we have assumed that the minutes of corporate proceedings as made available to us contains all minutes relating to all action taken (and that there were no other actions taken) with respect to the issuance or sale of the Securities (and other matters purported to be covered thereby)." Revise to delete this limitation from your legality opinion.

56. We note your statement that "references in this opinion to our 'knowledge' or 'belief,' or similar words or phrases, mean the actual knowledge (i.e., conscious awareness) or belief of the attorneys in this firm who have devoted attention to the transactions contemplated by the Registration Statement that is both substantive and substantial." This qualification in your legality opinion is inappropriate. Revise to remove this qualification from the legality opinion.

57. We note your statement that "we have no obligation to update this opinion for events or changes in law or fact occurring after the date hereof." We also note that your opinion is dated as of August 4, 2006. Please file an updated opinion with each pre-effective amendment to the registration statement.

58. The limitation in the last sentence in the last paragraph of the Kelley Drye & Warren LLP opinion that "this opinion is furnished to you in connection with the filing of the Registration Statement and is not to be used circulated, quoted or otherwise relied upon for any other purpose" is inappropriate. Investors should be able to rely on the opinion. Please file a revised opinion without this limitation.

59. Revise the legality opinion of Kelley Drye & Warren LLP to consent to the reference to the firm in the registration statement.

60. Given the extensive revisions to your legality opinion, we may have further comment upon the legality opinion when the amendment to the legality opinion is filed.

Undertakings

61. We note your response to comment 92. Please revise to provide the exact

undertaking required by Item 512(a) of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Randi-Jean G. Hedin, Esq.
        Fax: (203) 352-8107